

Mail Stop 4561

September 28, 2017

Doug Croxall
Chief Executive Officer
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

> **Re: Marathon Patent Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2017**
> **File No. 333-220438**

Dear Mr. Croxall:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that you are in part registering the resale of shares of common stock whose issuance is contingent on stockholder approval. As the Exchange Shares were not outstanding as of the date the registration statement was filed, please advise us as to your ability to register the resale of such shares. For guidance, refer to Question 139.06 of our Compliance and Disclosure Interpretations of Securities Act Sections.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Harvey J. Kesner, Esq.
        Arthur S. Marcus, Esq.
        Sichenzia Ross Ference Kesner LLP